

For Immediate Release   Exhibit 99.1

Contact: Mark H. Collin
              Phone: 603-773-6612
              Fax: 603-773-6605
              Email: collin@unitil.com

Unitil Reports First Quarter Earnings

Hampton, NH – April 29, 2005: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $2.7 million for the first quarter of 2005. Earnings per common share were $0.48 for the first quarter of 2005 compared with earnings of $0.50 per share in the first quarter of 2004, reflecting lower gas sales due to milder winter temperatures than last year and higher year over year operating costs, including depreciation and audit fees.

Total electric kilowatt-hour sales (kWh) were relatively flat to prior year, increasing 0.3% in the first quarter of 2005 compared to 2004. Electric sales to Residential customers increased 1.0%, reflecting steady customer growth in our utility service territories. Electric sales to our commercial and industrial customers decreased slightly by 0.2% during the first quarter of 2005 compared to 2004.

Total natural gas firm therm sales decreased 3.7% in the first quarter of 2005 compared to the same period in 2004. Residential gas therm sales decreased 4.3% and sales to commercial and industrial customers decreased 3.1% during this period. Gas sales were negatively impacted by milder late winter weather in the first quarter of 2005 compared to the same period in 2004.

Total sales margin (Revenues less Purchased Electric and Gas and Conservation & Load Management) was $18.4 million in the three month period ended March 31, 2005, an increase of approximately $0.3 million as compared with the same period in 2004. The increase in total sales margin for the three month period primarily reflects an increase in base electric rates for the recovery of postretirement benefit costs, partially offset by a decrease in gas sales margin driven by lower gas sales as discussed above. In addition, revenues from nonregulated operations (Usource) showed steady improvement, increasing by $96,000, or 24%, in the three month period ended March 31, 2005 compared to the same period in 2004.

"Our first quarter results reflect continued residential customer growth which helped to offset a milder winter heating season as compared to the first quarter of 2004," said Unitil Chairman, President and Chief Executive Officer Robert G. Schoenberger. "We are pleased with the continued progress of our unregulated energy brokering business, Usource, which achieved a 24% growth in revenues in the first quarter of 2005 compared to the same period in 2004."

Total Operation & Maintenance expenses decreased $0.2 million, or 3.5%, in the first three months of 2005 compared to the same period in 2004. This decrease reflects lower employee benefit related costs and lower overall utility operating and maintenance costs compared to the same period last year. These reductions were partially offset by higher audit related fees, including expenditures to third parties related to the Company's efforts in complying with Section 404 of the Sarbanes-Oxley Act of 2002.

Depreciation, Amortization, Taxes and Other increased $0.6 million, or 8.1%, in the first three months of 2005 compared to the same period in 2004, primarily due to increased depreciation on plant additions and higher amortization of Regulatory Assets and higher property taxes. The higher amortization on Regulatory assets reflects the collection of stranded costs in revenues and is a source of cash flow but does not affect net income. In the first three months of 2005, Interest Expense, net, decreased by less than $0.1 million as compared to the same period in 2004 due to lower interest expense on long term debt which was retired at the end of the first quarter in 2004.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers' preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three months ended March 31, 2005 and 2004, by major customer class.

kWh Sales (000's)	Three Months Ended March 31,		
	2005	2004	% Change
Residential	186,716	184,878	1.0%
Commercial/Industrial	269,958	270,391	(0.2%)
Total	456,674	455,269	0.3%

The following table details total firm therm sales of natural gas for the three months ended March 31, 2005 and 2004, by major customer class.

Firm Therm Sales (000's)	Three Months Ended March 31,		
	2005	2004	% Change
Residential	5,551	5,801	(4.3%)
Commercial/Industrial	5,495	5,670	(3.1%)
Total	11,046	11,471	(3.7%)

Unitil Corporation

(Amounts In Thousands, except Shares and Per Share Data)

Condensed Financial Data	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Operating Revenues	$ 60,000	$ 59,493
Purchased Electric and Gas and Conservation & Load Management	41,621	41,390
Operation & Maintenance	5,758	5,965
Depreciation, Amortization, Taxes & Other	8,117	7,512
Operating Income	4,504	4,626
Interest Expense, Net	1,755	1,778
Other	39	42
Net Income	2,710	2,806
Preferred Dividends	39	59
Net Income Applicable to Common Stock	$ 2,671	$ 2,747

Earnings per Common Share		
Net Income Applicable to Common Stock	$ 0.48	$ 0.50
Average Common Shares Outstanding	5,549,223	5,508,797

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.